SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from __________ to __________

Commission file number 1-15973

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Full Title of Plan)

NORTHWEST NATURAL GAS COMPANY
220 N. W. Second Avenue
Portland, Oregon   97209
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Northwest Natural Gas Company
Retirement K Savings Plan
Index
December 31, 2009 and 2008

ITEM 4.    FINANCIAL STATEMENTS
Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

SIGNATURE	13

EXHIBIT
23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule; Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP
Portland, Oregon
June 29, 2010

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$123,076,627	$101,594,261
Contributions receivable
Participant	104,652	124,866
Employer	24,742	50,966
Total contributions receivable	129,394	175,832
Cash	34,609	1,650
Net assets available for benefits	$123,240,630	$101,771,743

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Additions
Investment income	$2,234,540	$4,287,123
Net appreciation (depreciation) in fair value of investments	23,354,772	(42,697,654)
Net investment income (loss)	25,589,312	(38,410,531)
Contributions
Participant elective and rollover	6,602,128	6,893,862
Employer	1,980,537	2,056,782
Total contributions	8,582,665	8,950,644
Total additions	34,171,977	(29,459,887)
Deductions
Withdrawals and benefit payments	(12,702,995)	(9,030,972)
Administrative fees and expenses	(95)	(3,600)
Total deductions	(12,703,090)	(9,034,572)
Net increase (decrease) in net assets available for benefits	21,468,887	(38,494,459)
Net assets available for benefits at beginning of year	101,771,743	140,266,202
Net assets available for benefits at end of year	$123,240,630	$101,771,743

The accompanying notes are an integral part of these financial statements.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan

The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the “Plan”) provides only general information.  Employees and Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Northwest Natural Gas Company (the “Company”).  The eligibility rules and entry dates vary primarily based on the following factors: type of contribution and employment classification (bargaining, non-bargaining, regular, temporary, and term).  At December 31, 2009, 1,138 participants had account balances in the Plan, of which 1,060 were active.

The Company is the plan sponsor and administrator of the Plan. T. Rowe Price is the Plan’s trustee and performs the recordkeeping duties of the Plan.

Contributions
Under the Plan, participants may elect to contribute, subject to Internal Revenue Code (“Code”) limitations, up to 50% of gross pay to the Plan through salary deferral.  For Non-Bargaining Unit employees, the Company contributes 60% of the first 6% contributed by each employee, with a maximum match of 3.6% of gross pay.  For Bargaining Unit employees, the Company match is 50% of the first 4% contributed by each employee, with a maximum match of 2% of gross pay.  Each year the Company may make a supplemental contribution, the amount of which will be set by the Company’s Board of Directors.  As of December 31, 2009, the Company’s Board of Directors has not declared that any supplemental contributions be made.

Non-Contributory Employer Contributions
For all eligible Non-Bargaining Unit employees hired after December 31, 2006, the Company will contribute 5% of eligible annual earnings (or another amount fixed annually) as a non-contributory employer contribution for each year a participant is an active employee of the Company.  This contribution will be invested in the retirement date based investment fund that has a projected year of retirement which includes the year the participant turns age 65.  In 2009 and 2008, Non-Contributory Employer Contributions totaled $202,958 and $135,670, respectively.

Participant Accounts
Where applicable, each participant’s account is credited with Pre-Tax Contributions, Matching Contributions, Supplemental Contributions, Rollover Contributions, Non-Contributory Employer Contributions and net earnings or losses.  Pre-Tax Contributions are based on the participant’s deferral election.  Matching Contributions, Supplemental and Non-Contributory Employer Contributions are credited to the participant’s account according to the formula defined in the Plan document.  Rollover contributions are credited upon receipt from the tax-qualified plan of another employer or from an IRA.  Plan earnings are allocated based on account balances in the investment options selected by the participant and with respect to Non-Contributory Employer Contributions, a retirement date based investment option applicable to the participant under Plan terms.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Investment Options
Participants may direct contributions in any of the 25 investment options (20 options are funds managed by T. Rowe Price) offered by the Plan, except with respect to the Non-Contributory Employer Contributions for which direction is allowed after the later of age 65 or full vesting.

Vesting
All employee contributions, employer match and actual earnings credited to participant accounts are fully vested and nonforfeitable (except for the Non-Contributory Employer Contributions) at all times subject to the limitations imposed by the Code.  Non-Contributory Employer Contributions are subject to a three year cliff vesting schedule with 100% vesting after three years of service.

Participant Loans
The Plan provides for participant loans under certain guidelines.  Participant loans are repaid through payroll deductions and participants’ remaining account balances are used as collateral for the loans.  The loans bear interest at a rate commensurate with local prevailing rates.  The rate used equals the prime rate plus 1%, based on rates quoted in The Wall Street Journal on the last business day of the month prior to the loan’s inception.

Withdrawals and Payment of Benefits
On termination of service due to death, disability, retirement or for other reasons, a participant may receive the value of his or her vested account as a single lump-sum distribution or as two partial lump sum distributions.  Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

Administrative Fees and Expenses
Certain expenses of administering and servicing the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, and audit and trustee fees are provided by the Company without charge to the Plan.  Loan disbursement fees are paid by the Plan, allocated to participants withdrawing amounts as loans during the year and are classified as administrative fees and expenses.

Plan Amendments
Effective January 1, 2010 the Plan was amended to add provisions relating to the terms on which non-contributory employer contributions will be made for certain Bargaining Unit Employees. In addition, this same amendment added two new affiliates to the Plan: NW Natural Gas Storage LLC and Gill Ranch Gas Storage LLC, and clarified that temporary employees are not common-law employees and are not eligible for the Plan.

2.     Significant Accounting Policies

New Accounting Pronouncements
As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification ("Codification"), which became the single source of authoritative non-governmental accepted accounting principles generally accepted in the United States of America ("GAAP") superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP.  All other literature is considered non-authoritative.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in collective trusts (see Note 3).

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by major category rather than by class of assets and liabilities in the statement of net assets available for benefits. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. See Note 7 for applicable disclosures.

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   See Note 3 for discussion of fair value measurements.

Investment Transactions and Net Investment Income Recognition
Securities transactions are recorded on the date the securities are purchased or sold.  Interest income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  The cost of securities sold is determined by the average cost method.

The net appreciation (depreciation) in the fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Subsequent Events
The Plan has evaluated events subsequent through the date on which the financial statements were available to be issued and no additional disclosures were required.

3.     Fair Value

 In accordance with fair value accounting, the following fair value hierarchy is used for determining inputs for the Plan assets:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets;
Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market; and

Level 3
Valuation is generated from model-based techniques that use significant assumptions not observable in the market.  These unobservable assumptions reflect our own estimates of assumptions that market participants would use in valuing the asset.

When developing fair value measurements, it is policy to use quoted market prices whenever available, or to maximize the use of observable inputs and minimize the use of unobservable inputs when quoted market prices are not available.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2009 and 2008.

Common Stock:  Investments in the Company’s common stock are valued at the closing price on the last day of the year as quoted on the New York Stock Exchange.

Mutual Funds: Valued at the net asset value of shares held by the plan at year end.

Participant loans:  Valued at their outstanding balances, which approximate fair value.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth the fair value by level, within the fair value hierarchy, the plan’s assets as of December 31, 2008 and December 31, 2009, respectively.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds	$91,100,006	$10,175,354	$-	$101,275,360
Common Stocks	19,125,765	-	-	19,125,765
Participant Loans	-	-	2,675,502	2,675,502
Total assets at fair value	$110,225,771	$10,175,354	$2,675,502	$123,076,627

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$69,010,925	$10,311,729	$-	$79,322,654
Common Stocks	20,196,079	-	-	20,196,079
Participant Loans	-	-	2,075,528	2,075,528
Total assets at fair value	$89,207,004	$10,311,729	$2,075,528	$101,594,261

Level 3 Gains and Losses
The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008 and December 31, 2009, respectively.

Level 3 Assets
2009	Participant loans
January 1, 2009 balance	$2,075,528
Principal repayments	(1,015,488)
Principal withdrawals (new loans)	1,669,202
Deemed repayments for participants that have left the plan	(53,884)
Interest on deemed distributed loans	144
December 31, 2009 balance	$2,675,502

Level 3 Assets
2008	Participant loans
January 1, 2008 balance	$2,047,601
Principal repayments	(1,040,277)
Principal withdrawals (new loans)	1,133,334
Deemed repayments for participants that have left the plan	(66,356)
Interest on deemed distributed loans	1,226
December 31, 2008 balance	$2,075,528

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

    4.    Termination Provisions

In the event of any total or partial termination or discontinuance of the Plan, the accounts of all affected participants shall become fully vested and nonforfeitable (i.e. the non-contributory employer contribution account).  The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.  The Company has no current plans to terminate the Plan.

5.    Related-Party Transactions

Since the Company’s common stock is an investment held by the Plan, investments in this common stock represent transactions with parties in interest.  Certain other Plan investments are short-term deposits and investments and shares of mutual funds managed by T. Rowe Price, the trustee, as defined by the Plan.  These Plan investments qualify as parties in interest transactions for which a statutory exemption exists.  The following are related party investments:

	December 31,
	2009	2008
Northwest Natural Gas Company	$19,125,765	$20,196,079
T. Rowe Price	90,231,283	71,729,878
	$109,357,048	$91,925,957

Purchases of Northwest Natural Gas Company stock during the years ended December 31, 2009 and 2008 totaled 67,994,shares for $2,881,561 and 78,356 shares for $3,653,229, respectively.  Sales of Northwest Natural Gas Company stock during the years ended December 31, 2009 and 2008 totaled 99,970 shares for $4,401,671 and 78,501 shares for $3,799,369, respectively.

6.    Federal Income Tax Status

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated September 16, 2002, that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the applicable sections of the Code.  The Plan has been amended and restated since receiving the determination letter and submitted to the IRS for an updated favorable determination letter in January 2008.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

7.    Investments

Investments at fair value representing 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows:

	2009	2008
T. Rowe Price Balanced Fund 802,674 and 864,024 shares, respectively	$14,094,960	$12,139,540
T. Rowe Price Blue Chip Growth Fund 530,890 and 565,750 shares, respectively	17,397,255	13,017,918
T. Rowe Price Mid-Cap Growth Fund 348,859 and 369,441shares, respectively	16,567,302	12,069,625
T. Rowe Price Summit Cash Reserves 10,175,354 and 10,311,729 shares, respectively	10,175,354	10,311,729
Northwest Natural Gas Company Common Stock 424,640 and 456,615 shares, respectively	19,125,765	20,196,079

During 2009 and 2008 the Plan’s investments (including gains and losses on investments bought or sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual Funds	$23,051,603	$(40,683,206)
Northwest Natural Gas Company Common Stock	303,169	(2,014,448)
Net appreciation (depreciation) in fair value of investments	$23,354,772	$(42,697,654)

8. Nonparticipant-Directed Investments

The following presents the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed retirement date based investment funds.  Note that all participants may elect to direct their funds to these retirement date based investment funds and, accordingly, the information below includes balances and amounts related to both participant directed and nonparticipant-directed activity.  There were 8 nonparticipant-directed retirement date based investment funds with activity in 2009, whereas there were 7 nonparticipant-directed retirement date based investment funds with activity in 2008.

	December 31
Net Assets:	2009	2008
Mutual Funds	$16,021,496	$7,642,859

	Year Ended December 31,
	2009	2008
Changes in Net Assets:
Contributions	$1,964,317	$1,567,707
Investment income	398,653	258,730
Net appreciation (depreciation) in investments	3,114,096	(4,720,671)
Benefits paid to participants	(191,910)	(97,250)
Total	$5,285,156	$(2,991,484)

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

9.   Risks and Uncertainties

The Plan’s assets are invested in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Northwest Natural Gas Company
Retirement K Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

		(c)
		Description of
		Investment Including
	(b)	Maturity Date, Rate of		(e)
	Identity of Issue, Borrower,	Interest, Collateral, Par	(d)	Current
(a)	Lessor or Similar Party	or Maturity Value	Cost	Value
*	T. Rowe Price Spectrum Income Fund	Mutual fund	(1)	$4,469,149
*	T. Rowe Price Balanced Fund	Mutual fund	(1)	14,094,960
*	T. Rowe Price Blue Chip Growth Fund	Mutual fund	(1)	17,397,255
*	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	(1)	16,567,302
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	(1)	3,331,938
*	T. Rowe Price Short-Term Bond Fund	Mutual fund	(1)	1,560,627
*	T. Rowe Price Summit Cash Reserves	Mutual fund	(1)	10,175,354
*	T. Rowe Price Science and Technology Fund	Mutual fund	(1)	3,029,641
*	T. Rowe Price Retirement Income Fund	Mutual fund	(1)	1,001,587
*	T. Rowe Price Retirement 2005 Fund	Mutual fund	(1)	245,774
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	(1)	2,281,478
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	2,819,981	3,563,910
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	4,165,770	5,385,601
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	2,237,672	2,923,567
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	1,479,413	1,858,560
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	735,958	981,526
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	758,789	1,002,579
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	208,318	271,837
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	(1)	54,722
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	27,287	33,916
	PIMCO Total Return Admin.	Mutual fund	(1)	3,362,899
	Artisan International Fund	Mutual fund	(1)	3,238,379
	Dodge & Cox International Stock Fund	Mutual fund	(1)	2,462,018
	Vanguard 500 Index Fund	Mutual fund	(1)	1,980,781
*	Northwest Natural Gas Company Common Stock	Common stock	(1)	19,125,765
*	Participant loans	4.25% to 9.25%, maturing		2,675,502
		1/06/10 to 10/14/14
	Total investments			$123,076,627
*	Represents identification of known party-in-interest in the Plan.
(1)	Cost information has been omitted for participant directed assets.
	Non-Contributory Employer Contributions can only be invested
	in Retirement Date Funds, however employees may also direct
	their own contributions to Retirement Date Funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN

Dated: June 29, 2010
/s/ Lea Anne Doolittle
Lea Anne Doolittle
Retirement K Savings Plan
Administrative Committee

NORTHWEST NATURAL GAS COMPANY

EXHIBIT INDEX
to
Annual Report on Form 11-K
For Year Ended
December 31, 2009

Document	Exhibit Number
Consent of Independent Registered Public Accounting Firm	23